Exhibit 99.2

EACH SHAREHOLDER IS URGED TO COMPLETE, DATE,
SIGN AND PROMPTLY
RETURN THE ENCLOSED PROXY

Annual General Meeting of Shareholders of

GALMED PHARMACEUTICALS LTD.

May 25, 2016

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The notice of the meeting, proxy statement and proxy card
are available at http://galmedpharma.investorroom.com/

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby constitutes and appoints Mr. Guy Nehemya, Adv. and Ms. Yael Hollander, Adv. and anyone on their behalf as the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution, to vote with respect to all ordinary shares, par value NIS 0.01 per share, of Galmed Pharmaceuticals Ltd. (the “Company”), standing in the name of the undersigned at the close of trading on April 25, 2016, at an Annual General Meeting of Shareholders of the Company to be held at the offices of the Company at 16 Tiomkin St., Tel Aviv 6578317, Israel on Wednesday, May 25, 2016, at 5:00 p.m., Israel time, and at any and all adjournments thereof, with all the power that the undersigned would possess if personally present and especially (but without limiting the general authorization and power hereby given) to vote as specified on the reverse side.

The shares represented by this proxy will be voted in the manner directed and, if no instructions to the contrary are indicated, will be voted “FOR” the proposals on the agenda (the “Proposals”), other than Proposal Nos. 4, 5, 6 and 7(a), as specified in the enclosed proxy statement (the “Proxy Statement”). Capitalized terms used but not defined herein shall have the meanings given to them in the Proxy Statement.

If you do not state whether you are a controlling shareholder or have personal interest with respect to Proposal Nos. 4, 5, 6 and 7(a) your shares will not be voted for such Proposals.

The undersigned hereby acknowledges receipt of the Notice of Annual General Meeting of Shareholders and the Proxy Statement furnished therewith.

(Continued and to be Signed on Reverse Side)

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

* SPECIMEN * 1 MAIN STREET ANYWHERE PA 99999-9999	VOTE ON INTERNET
Go to http://www.vstocktransfer.com/proxy and log-on using the below control number.

CONTROL #

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the envelope we have provided.

VOTE IN PERSON
If you would like to vote in person, please attend the Annual General Meeting to be held at 16 Tiomkin St., Tel Aviv 6578317, Israel on Wednesday, May 25, 2016, at 5:00 p.m., Israel time.

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

Annual General Meeting Proxy Card — Ordinary Shares

▼        DETACH PROXY CARD HERE TO VOTE BY MAIL        ▼

1.	To re-elect Mr. Allen Baharaff as Class II director to serve as a member of the Board until the annual general meeting to be held in 2019;	☐ VOTE FOR ☐ VOTE AGAINST ☐ ABSTAIN
2.	To re-elect Mr. Shmuel Nir as Class I director to serve as a member of the Board until the annual general meeting to be held in 2018;	☐ VOTE FOR ☐ VOTE AGAINST ☐ ABSTAIN
3.	To approve an acceleration and an extension of exercise period of options granted to Dr. Maya Halpern;	☐ VOTE FOR ☐ VOTE AGAINST ☐ ABSTAIN
4.	To approve an amendment to the terms of office and employment of the Company's President and Chief Executive Officer, Mr. Allen Baharaff;	☐ VOTE FOR ☐ VOTE AGAINST ☐ ABSTAIN
4(a).	Are you a controlling shareholder or do you have personal interest in the approval of Proposal 4?	☐ Yes ☐ No
5.	To approve an annual cash bonus and related objectives and terms thereof for 2016 for Mr. Allen Baharaff;	☐ VOTE FOR ☐ VOTE AGAINST ☐ ABSTAIN
5(a).	Are you a controlling shareholder or do you have personal interest in the approval of Proposal 5?	☐ Yes ☐ No
6.	To approve the grant of equity awards to Mr. Allen Baharaff;	☐ VOTE FOR ☐ VOTE AGAINST ☐ ABSTAIN
6(a).	Are you a controlling shareholder or do you have personal interest in the approval of Proposal 6?	☐ Yes ☐ No
7(a).	To re-approve the grant of equity awards to Mr. Allen Baharaff for the year 2015;	☐ VOTE FOR ☐ VOTE AGAINST ☐ ABSTAIN
7(a1).	Are you a controlling shareholder or do you have personal interest in the approval of Proposal 7(a)?	☐ Yes ☐ No
7(b).	To re-approve the grant of equity awards to Mr. Chaim Hurvitz, chairperson of the Board, for the year 2015;	☐ VOTE FOR ☐ VOTE AGAINST ☐ ABSTAIN
8.	To approve the grant of equity awards to non-management members of the Board;	☐ VOTE FOR ☐ VOTE AGAINST ☐ ABSTAIN
9.	To appoint Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu Limited, as the Company's independent registered public accounting firm until the 2017 annual meeting of shareholders.	☐ VOTE FOR ☐ VOTE AGAINST ☐ ABSTAIN

Date	Signature	Signature, if held jointly
______________________	_______________________________	_________________________________

To change the address on your account, please check the box at right and indicate your new address.	☐
* SPECIMEN *	AC:ACCT9999	90.00

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.